Exhibit 99.1

ICON to Acquire Clinical Research Management, Inc.

Acquisition extends ICON’s presence in the market for government sponsored research and enhances capabilities in Vaccines and Infectious Disease

DUBLIN--(BUSINESS WIRE)--June 30, 2016--ICON plc, (NASDAQ:ICLR) a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced that it has agreed, subject to certain customary closing conditions (including applicable regulatory approvals), to acquire Clinical Research Management, Inc. (ClinicalRM). The acquisition will enhance ICON’s ability to access the market for government sponsored research and further enhances ICON’s capabilities in the areas of Vaccines and Infectious Disease.

ClinicalRM provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development and testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics.

Commenting on the acquisition, ICON’s Chief Executive Officer, Ciaran Murray said: “The market for government sponsored research is significant with over fifteen hundred active clinical studies being funded by the National Institutes of Health or other federal agencies. ClinicalRM has strong relationships and a deep understanding of what is required to partner successfully with government sponsors. They will provide ICON a platform to further penetrate this market segment as part of our strategy to grow and diversify our customer base. ClinicalRM’s experience in responding to the challenges of global viruses will further enhance ICON’s capabilities in the areas of Vaccines and Infectious disease, benefiting our customers and patients globally.”

Victoria Tifft, Chief Executive Officer of ClinicalRM added, “We are delighted to be joining ICON. By combining ClinicalRM’s expertise in government sponsored research with ICON’s breadth of services and global footprint we will be able to bring additional services and thought leadership to our customers. We are also excited about the potential the combination has to further innovate drug development in the area of Vaccines and Infectious diseases, important areas of focus for both government and commercial customers.”

About ClinicalRM

ClinicalRM is a full-service Contract Research Organization specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers get their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. From international partnerships and affiliations to government relations and local alliances, ClinicalRM delivers a synergy in the global market with projects spanning the government, academic and commercial marketplaces. The company has a distinct ability to provide boots-on-the-ground and rapid response efforts to global health crises. More information is at http://www.clinicalrm.com/.

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 89 locations in 37 countries and has approximately 12,200 employees.

Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON plc
Niamh Murphy, +35312912180
niamh.murphy@iconplc.com